UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10
☐ Transition Report on Form 20
☐ Transition Report on Form 11
☐ Transition Report on Form 10
☐ Transition Report on Form N

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Virtus Investment Partners, Inc.	1-10994
Full Name of Registrant	SEC File Number

Not Applicable
Former Name if Applicable

100 Pearl Street, 9th Floor
Address of Principal Executive Office (Street and Number)

Hartford, CT 06103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Virtus Investment Partners, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2008 (the “Form 10-K”) by the prescribed due date without unreasonable effort and expense as a result of unexpected delays encountered by the Company in the preparation of the Company’s financial statements for the fiscal year ended December 31, 2008. The Company began operating as an independent, publicly-traded company pursuant to a spin-off (the “Spin-Off”) from its former parent company The Phoenix Companies, Inc. (“Phoenix”) on December 31, 2008. The specific areas that have caused the unexpected delays involve the finalization of certain tax attributes, arising in the period before the Spin-Off, between Virtus and Phoenix in the context of the Tax Separation Agreement dated December 18, 2008 with Phoenix. Resolution of these matters is also critical in the finalization of the Company’s assessment of goodwill and intangible asset impairment in connection with the Spin-Off.

Management expects to file the Company’s Annual Report on Form 10-K with the SEC as promptly as practicable but no later than April 15, 2009.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “anticipates,” “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-K. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-K. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Angerthal	800	248-7971
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our 2008 results are not yet complete, are unaudited and could change based on the ultimate resolutions of the matters described in Part III above or otherwise. We currently expect to record pre-tax non-cash goodwill and intangible asset impairment charges in 2008 in a range of $545.0 million to $565.0 million, of which $432.2 million was recorded for the nine-month period ended September 30, 2008. In addition, we expect to record a full tax valuation allowance of up to $100.0 million against deferred tax assets in 2008. Revenues for the year decreased by $47.9 million primarily due to a $12.8 billion decrease in average assets under management as a result of significant market declines in 2008 combined with net outflows during the year. At December 31, 2008, we managed $22.6 billion in total assets representing a decrease of $17.8 billion from the $40.4 billion managed at December 31, 2007.

Virtus Investment Partners, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2009	By:	/s/ Michael A. Angerthal
		Name:	Michael A. Angerthal
		Title:	Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).